Exhibit 4.14

Fifth Amendment to

Alion Science and Technology Corporation

Employee Ownership, Savings and Investment Plan

(As Amended and Restated Effective October 1, 2011)

WHEREAS, Alion Science and Technology Corporation (the “Company”) maintains the Alion Science and Technology Corporation Employee Ownership, Savings and Investment Plan (the “Plan”) for the benefit of its employees and employees of other adopting employers, and was last amended and restated as of October 1, 2011; and

WHEREAS, the Board of Directors of the Company, pursuant to Plan Section 15.1 of the Plan, has delegated authority to amend the Plan to the undersigned officer, provided he determines that the amendment would not materially increase costs of the Plan to the Company or any Adopting Employer; and

WHEREAS, the Company desires to amend the Plan to change from semi-annual to annual valuations for purposes of allocations of employer contributions, distributions and other purposes of the Plan, to the extent permitted by Section 411(d)(6) of the Internal Revenue Code and related regulations.

NOW, THEREFORE, pursuant to the powers of amendment reserved under Section 15.1 of the Plan, the Plan is hereby amended by the Company, effective as of October 1, 2014, as follows:

1.	The first sentence of Section 2.5, the definition of “Allocation Date,” is hereby amended to read as follows:

“September 30 of each Plan Year.”

2.	The second sentence subsection (a) of Section 2.14, the definition of “ Current Market Value,” is hereby amended to read as follows:

“Current Market Value will generally be based upon an appraisal performed as of a Valuation Date; provided, however, that the ESOP Committee may order interim valuations, which will be binding as of the relevant date specified therein.”

3.	The second sentence of Section 2.68, the definition of “Valuation Date,” is hereby amended to read as follows:

“For Common Stock that is not readily tradeable on an established securities market, the term “Valuation Date” means the last day of the Plan Year (September 30) on which Common Stock is valued by an independent appraiser which meets the requirements of Section 170 of the Code and the regulations thereunder, and such other interim Valuation Dates as declared by the ESOP Committee.”

IN WITNESS WHEREOF, Alion Science and Technology Corporation has caused this Fifth Amendment to the Plan to be executed on its behalf by the Chief Executive Officer as of the 30th day of September, 2014.

Alion Science and Technology Corporation

By:	/s/ Bahman Atefi
	Its:	Chief Executive Officer

The Trustee of the Alion Science and Technology Corporation Employee Ownership, Savings and Investment Trust hereby acknowledges receipt of the Fifth Amendment and consents thereto.

STATE STREET BANK AND TRUST COMPANY (not in its individual or corporate capacity, but solely as Trustee of the Alion Science and Technology Corporation Employee Ownership, Savings and Investment Trust)

By:	/s/ Monet Ewing
	Its:	Vice President

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